UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.1)

Under the Securities Exchange Act of 1934

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 73.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G0750W104

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 73.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0750W104

1.	Names of Reporting Persons. QVT Family Office Fund LP (fka QVT Fund V LP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 73.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G0750W104

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 73.1%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016 (the “Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

As shareholders of Roivant, the Reporting Persons are filing this Amendment to report the closing on June 5, 2018, of a share purchase agreement (the “Share Purchase Agreement”) between Roivant and the Issuer, pursuant to which the Issuer agreed to issue and sell to Roivant 14,285,714 Common Shares at a purchase price of $1.75 per share in a private placement (the “Private Placement”), equal to the closing price of the Common Shares on the Nasdaq Global Select Market on June 5, 2018. The Reporting Persons may be deemed to have dispositive power over and, therefore, beneficial ownership of, the Common Shares acquired by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Common Shares and are not party to any agreement with the Issuer.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity securities to which this statement relates is the common shares, $0.00001 par value (the “Common Shares”), of Axovant Sciences Ltd., a Bermuda company (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Family Office Fund LP (formerly known as QVT Fund V LP) (the “Fund”), a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered office of the Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it acts as the investment manager for the Fund, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by the Fund. QVT Financial has the power to direct the vote and disposition of securities held by the Fund. QVT Associates GP LLC, as general partner of the Fund, may also be deemed to beneficially own the Common Shares reported as beneficially owned by the Fund.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. Each of the Covered Persons is a citizen of the United States of America.

Item 4. Purpose of Transaction

This Amendment amends the Schedule 13D to add the following immediately before the final paragraph of Item 4:

On June 5, 2018, Roivant entered into the Share Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to Roivant 14,285,714 Common Shares at a purchase price of $1.75 per share in the Private Placement, equal to the closing price of the Common Shares on the Nasdaq Global Select Market on June 5, 2018. Roivant provided the financing in connection with the Issuer’s entry into a license agreement with Oxford BioMedica (UK) Ltd. for the development and commercialization of OXB-102 (now AXO-Lenti-PD) and related gene therapy products for all diseases and conditions. Roivant remains the direct owner of its 89,285,714 Common Shares, including the 75,000,000 Common Shares Roivant beneficially owned before the Issuer’s initial public offering. As shareholders of Roivant, the Reporting Persons are filing this Schedule 13D because they may be deemed to have dispositive power and, therefore, beneficial ownership, over the Common Shares directly held by Roivant, by virtue of governance arrangements in Roivant’s bye-laws.

The Private Placement is expected to close in July 2018, subject to satisfaction or waiver of customary closing conditions. As a condition to the closing of the Share Purchase Agreement, the Issuer is required to obtain written consents of its stockholders sufficient to approve the issuance of the Common Shares to Roivant under Rule 5635(a) of The Nasdaq Stock Market LLC. Because Roivant, as a controlling shareholder, is providing such consent, Roivant is deemed to beneficially own the 14,285,714 Common Shares to be issued and sold in the Private Placement as of the date of the Share Purchase Agreement, when there were no material contingencies to beneficial ownership outside of its control. The consent will not formally take effect until 20 calendar days after the Issuer gives or sends to stockholders its definitive information statement on Schedule 14C.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 122,073,788 Common Shares, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017, as filed with the Securities and Exchange Commission on February 9, 2018, and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consents take effect as described in Item 4, subject to no material contingencies outside of Roivant’s control.

QVT Financial is the investment manager for the Fund. QVT Financial has the power to direct the vote and disposition of the investments held by the Fund. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 89,285,714 Common Shares, consisting of the Common Shares owned by Roivant.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as general partner of the Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by the Fund, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 89,285,714 Common Shares.

Each of the Covered Persons and Reporting Persons disclaims beneficial ownership of the Common Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018

QVT FINANCIAL LP		QVT FAMILY OFFICE FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member